Pricing supplement no. 688
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 34-A-I dated November 21, 2008

Registration Statement No. 333-155535
Dated June 25, 2010
Rule 424(b)(2)

J.P.Morgan Chase & Co.

Structured Investments	**JPMorgan Chase & Co.**

$146,000 (BAC) $607,000 (DE) $286,000 (DOW) $275,000 (GS) $209,000 (JOYG) $103,000 (POT) $277,000 (WFMI)
Reverse Exchangeable Notes due December 31, 2010
Each Linked to the Common Stock of a Different Single Reference Stock Issuer

General

- This pricing supplement relates to seven (7) separate note offerings. Each issue of offered notes is linked to one, and only one, Reference Stock. You may participate in any of the seven (7) note offerings or, at your election, in two or more of the offerings. This pricing supplement does not, however, allow you to purchase a note linked to a basket of some or all of the Reference Stocks described below.
- The notes are designed for investors who seek an interest rate that is higher than the current dividend yield on the applicable Reference Stock or the yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in the appreciation of the applicable Reference Stock, be willing to accept the risks of owning the common stock of the applicable Reference Stock issuer, and be willing to lose some or all of their principal at maturity.
- Investing in the notes is not equivalent to investing in the shares of an issuer of any of the Reference Stocks.
- Each issue of offered notes will pay interest monthly at the fixed rate specified for that issue below. However, **the notes do not guarantee any return of principal at maturity. Instead, the payment at maturity will be based on the Final Share Price of the applicable Reference Stock and whether the closing price of the applicable Reference Stock has declined from the applicable Initial Share Price by more than the applicable Protection Amount during the Monitoring Period, as described below.**
- Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
- Payment at maturity for each $1,000 principal amount note will be either a cash payment of $1,000 or delivery of shares of the applicable Reference Stock (or, at our election, the Cash Value thereof), in each case, together with any accrued and unpaid interest, as described below.
- Minimum denominations of $1,000 and integral multiples thereof.

Key Terms

Payment at Maturity: The payment at maturity, in excess of any accrued and unpaid interest, is based on the performance of the applicable Reference Stock. You will receive $1,000 for each $1,000 principal amount note, plus any accrued and unpaid interest at maturity, *unless*:
  (1) the applicable Final Share Price is less than the applicable Initial Share Price; *and*
  (2) on any day during the Monitoring Period, the **closing price** of the applicable Reference Stock has declined, as compared to the applicable Initial Share Price, by more than the applicable Protection Amount.

If the conditions described in both (1) and (2) are satisfied, at maturity you will receive, in addition to any accrued and unpaid interest, instead of the principal amount of your notes, the number of shares of the applicable Reference Stock equal to the applicable Physical Delivery Amount (or, at our election, the Cash Value thereof). Fractional shares will be paid in cash. **The market value of the Physical Delivery Amount or the Cash Value thereof will most likely be substantially less than the principal amount of your notes, and may be zero.**

Other Key Terms: See "Additional Key Terms" on page PS-1 of this pricing supplement.

	Page Number	Ticker Symbol	Principal Amount	Interest Rate	Protection Amount	Initial Share Price	CUSIP	Approximate Monthly Coupon	Approximate Tax Allocation of Monthly Coupon	
									Interest on Deposit	Put Premium
Bank of America Corporation	PS-4	BAC	$1,000	7.25% (equivalent to 14.50% per annum)	20.00% of the Initial Share Price	$15.42	48124ATN7	$12.08	4.48%	95.52%
Deere & Company	PS-6	DE	$1,000	6.375% (equivalent to 12.75% per annum)	20.00% of the Initial Share Price	$59.86	48124ATP2	$10.63	5.10%	94.90%
The Dow Chemical Company	PS-8	DOW	$1,000	8.00% (equivalent to 16.00% per annum)	25.00% of the Initial Share Price	$25.33	48124ATQ0	$13.33	4.06%	95.94%
The Goldman Sachs Group, Inc.	PS-10	GS	$1,000	6.375% (equivalent to 12.75% per annum)	25.00% of the Initial Share Price	$139.66	48124ATR8	$10.63	5.10%	94.90%
Joy Global Inc.	PS-12	JOYG	$1,000	10.50% (equivalent to 21.00% per annum)	20.00% of the Initial Share Price	$55.94	48124ATS6	$17.50	3.10%	96.90%
Potash Corporation of Saskatchewan Inc.	PS-14	POT	$1,000	6.25% (equivalent to 12.50% per annum)	20.00% of the Initial Share Price	$95.21	48124ATT4	$10.42	5.20%	94.80%
Whole Foods Market, Inc.	PS-16	WFMI	$1,000	7.00% (equivalent to 14.00% per annum)	20.00% of the Initial Share Price	$38.69	48124ATU1	$11.67	4.64%	95.36%

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 34-A-I.

† Based on one reasonable treatment of the notes, as described herein under "Selected Purchase Considerations — Tax Treatment as a Unit Comprising a Put Option and a Deposit" and in the accompanying product supplement no. 34-A-I under "Certain U.S. Federal Income Tax Consequences" on page PS-29.

Investing in the Reverse Exchangeable Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 34-A-I and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Bank of America Corporation			
Per note	$1,000	$30	$970
Total	$146,000	$4,380	$141,620
Deere & Company			
Per note	$1,000	$40	$960
Total	$607,000	$24,280	$582,720
The Dow Chemical Company			
Per note	$1,000	$34.50	$965.50
Total	$286,000	$9,867	$276,133
The Goldman Sachs Group, Inc.			
Per note	$1,000	$22	$978
Total	$275,000	$6,050	$268,950
Joy Global Inc.			
Per note	$1,000	$35	$965
Total	$209,000	$7,315	$201,685
Potash Corporation of Saskatchewan Inc.			
Per note	$1,000	$37.50	$962.50
Total	$103,000	$3,862.50	$99,137.50
Whole Foods Market, Inc.			
Per note	$1,000	$31	$969
Total	$277,000	$8,587	$268,413

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive commissions of $30.00, $40.00, $34.50, $22.00, $35.00, $37.50 and $31.00 per $1,000 principal amount note linked to the common stock of Bank of America Corporation, Deere & Company, The Dow Chemical Company, The Goldman Sachs Group, Inc., Joy Global Inc., Potash Corporation of Saskatchewan Inc. and Whole Foods Market, Inc., respectively, and will use a portion of such commissions to pay selling concessions to other affiliated or unaffiliated dealers of $22.50, $27.50, $24.75, $18.50, $25.00, $26.25 and $23.00 per $1,000 principal amount note for notes linked to the common stock of Bank of America Corporation, Deere & Company, The Dow Chemical Company, The Goldman Sachs Group, Inc., Joy Global Inc., Potash Corporation of Saskatchewan Inc. and Whole Foods Market, Inc., respectively. This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The concessions of $22.50, $27.50, $24.75, $18.50, $25.00, $26.25 and $23.00 per $1,000 principal amount note for notes linked to the common stock of Bank of America Corporation, Deere & Company, The Dow Chemical Company, The Goldman Sachs Group, Inc., Joy Global Inc., Potash Corporation of Saskatchewan Inc. and Whole Foods Market, Inc. include concessions allowed to selling dealers and concessions allowed to any arranging dealer. See "Plan of Distribution" beginning on page PS-35 of the accompanying product supplement no. 34-A-I.

The agent for this offering, JPMSI, is an affiliate of ours. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this pricing supplement.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

This pricing supplement relates to seven (7) separate note offerings. Each issue of offered notes is linked to one, and only one, Reference Stock. The purchaser of a note will acquire a security linked to a single Reference Stock (not to a basket or index that includes another Reference Stock). You may participate in any of the seven (7) note offerings or, at your election, in two or more of the offerings. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. While each note offering relates only to a single Reference Stock identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to that Reference Stock (or any other Reference Stock) or as to the suitability of an investment in the notes.

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 34-A-I dated November 21, 2008. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated June 4, 2010 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 34-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 34-A-I dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000119312508241305/d424b21.pdf
- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Additional Key Terms:

Pricing Date:	June 25, 2010
Settlement Date:	On or about June 30, 2010
Observation Date:	December 28, 2010*
Maturity Date:	December 31, 2010*
Interest Payment Dates:	Interest on the notes will be payable monthly in arrears on the last calendar day of each month (each such date, an "Interest Payment Date"), commencing July 31, 2010, to and including the Maturity Date. See "Selected Purchase Considerations — Monthly Interest Payments" in this pricing supplement for more information.
Other Key Terms:	See "Additional Key Terms" on page PS-1 of this pricing supplement.
Monitoring Period:	The period from the Pricing Date to and including the Observation Date.
Physical Delivery Amount:	The number of shares of the applicable Reference Stock, per $1,000 principal amount note, equal to $1,000 divided by the applicable Initial Share Price, subject to adjustments.
Cash Value:	For each Reference Stock, the amount in cash equal to the product of (1) $1,000 divided by the Initial Share Price of such Reference Stock and (2) the Final Share Price of such Reference Stock, subject to adjustments.
Initial Share Price:	The closing price of the applicable Reference Stock on the Pricing Date. The Initial Share Price is subject to adjustments in certain circumstances. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-dilution Adjustments" in the accompanying product supplement no. 34-A-I for further information about these adjustments.
Final Share Price:	The closing price of the applicable Reference Stock on the Observation Date.

Selected Purchase Considerations

- **THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING** — The notes will pay interest at an Interest Rate depending upon the applicable Reference Stock, as indicated on the cover of this pricing supplement. We believe that the applicable Interest Rate is higher than the yield received on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.

- **MONTHLY INTEREST PAYMENTS** — The notes offer monthly interest payments at the applicable Interest Rate set forth on the cover of this pricing supplement. Interest will be payable monthly in arrears on the last calendar day of each month (each such date, an "Interest Payment Date"), commencing July 31, 2010, to and including the Maturity Date, to the holders of record at the close of business on the date 15 calendar days prior to the applicable Interest Payment Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment. For example, the interest payment due in July 2010 will be payable on August 2, 2010.

- **THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL** — Your return of principal at maturity is protected if the applicable Final Share Price does not decline from the applicable Initial Share Price or the closing price of the applicable Reference Stock does not decline, as compared to the applicable Initial Share Price, by more than the applicable Protection Amount on any day during the Monitoring Period. **However, if the applicable Final Share Price declines from the applicable Initial Share Price and the closing price of the applicable Reference Stock on any day during the Monitoring Period has declined by more than the applicable Protection Amount, you could lose the entire principal amount of your notes.**

- **TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 34-A-I. We and you agree (in the absence of an administrative determination or judicial ruling to the contrary) to treat the notes as units comprising a Put Option and a Deposit for U.S. federal income tax purposes. We intend to treat the percentages of each coupon payment specified on the cover of this pricing supplement as interest on the Deposit and as Put Premium, respectively. Assuming this characterization is respected, amounts treated as interest on the Deposit will be taxed as ordinary income while the Put Premium will not be taken into account prior to maturity or sale. However, there are other reasonable treatments that the Internal Revenue Service (the "IRS") or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other

guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the notes are the character of income or loss (including whether the Put Premium might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Purchasers who are not initial purchasers of notes at the issue price should also consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative characterizations, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in any of the Reference Stocks. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 34-A-I dated November 21, 2008.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The payment at maturity will be based on the applicable Final Share Price and whether the closing price of the applicable Reference Stock has declined from the applicable Initial Share Price by more than the applicable Protection Amount on any day during the Monitoring Period. Under certain circumstances, you will receive at maturity a predetermined number of shares of the applicable Reference Stock (or, at our election, the Cash Value thereof). The market value of those shares of the applicable Reference Stock or the Cash Value thereof will most likely be less than the principal amount of each note and may be zero. **Accordingly, you could lose up to the entire principal amount of your notes.**

- **YOUR PROTECTION MAY TERMINATE ON ANY DAY DURING THE TERM OF THE NOTES** — If, on any day during the Monitoring Period, the closing price of the applicable Reference Stock declines below the applicable Initial Share Price minus the applicable Protection Amount, you will at maturity be fully exposed to any depreciation in the applicable Reference Stock. We refer to this feature as a contingent buffer. Under these circumstances, *and* if the applicable Final Share Price is less than the applicable Initial Share Price, you will receive at maturity a predetermined number of shares of the applicable Reference Stock (or, at our election, the Cash Value thereof) and, consequently, you will lose 1% of the principal amount of your investment for every 1% decline in the applicable Final Share Price compared to the applicable Initial Share Price. You will be subject to this potential loss of principal even if the closing price of the applicable Reference Stock subsequently recovers such that the applicable closing price of the Reference Stock is above its Initial Share Price minus its Protection Amount. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus accrued and unpaid interest at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with the Reference Stock issuers, including extending loans to, or making equity investments in, such Reference Stock issuer(s) or providing advisory services to such Reference Stock issuer(s). In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the Reference Stock issuers and these reports may or may not recommend that investors buy or hold the Reference Stock(s). As a prospective purchaser of the notes, you should undertake an independent investigation of the applicable Reference Stock issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those referred to under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF THE APPLICABLE REFERENCE STOCK** — Unless (i) the applicable Final Share Price is less than the applicable Initial Share Price and (ii) on any day during the Monitoring Period, the closing price of the applicable Reference Stock has declined, as compared to the applicable Initial Share Price, by more than the applicable Protection Amount, for each $1,000 principal amount note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the value of the applicable Reference Stock, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the applicable Reference Stock during the term of the notes.

- **RISKS ASSOCIATED WITH NON-U.S. SECURITIES** — An investment in the Notes linked to the value of non-U.S. equity securities, such as the common shares of Potash Corporation of Saskatchewan Inc. ("Potash" and such common shares, the "common stock of Potash") which are issued by a Canadian issuer and traded on both the New York Stock Exchange in U.S. dollars and the Toronto Stock Exchange in Canadian dollars, involves risks associated with the home country of the issuer of non-U.S. equity securities. The Notes linked to the common stock of Potash are linked to such common stock quoted and traded in U.S. dollars on the New York Stock Exchange, which may trade differently from such common stock quoted and traded in Canadian dollars on the Toronto Stock Exchange. Non-U.S. companies, such as those in Canada, are generally subject to accounting, auditing and financial reporting standards and requirements, and securities trading rules different from those applicable to U.S. reporting companies. The prices of non-U.S. equity securities may be affected by political, economic, financial and social factors in the home country of the issuer of the non-U.S. equity securities, including changes in such country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions. Moreover, the economy of such country may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency. Such country may be subjected to different and, in some cases, more adverse economic environments.

- **THE NOTES LINKED TO THE COMMON STOCK OF POTASH ARE SUBJECT TO CURRENCY EXCHANGE RATE RISK** — Because the common stock of Potash is quoted and traded in U.S. dollars on the New York Stock Exchange and in Canadian dollars on the Toronto Stock Exchange, fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar will likely affect the relative value of the common stock of Potash in the two different currencies and, as a result, will likely affect the market price of the common stock of Potash trading on the New York Stock Exchange. These trading differences and the currency exchange rate may affect the market value of the Notes and whether the Final Price of the common stock of Potash will fall below the applicable Trigger Price on the Final Valuation Date. The Canadian dollar has been subject to fluctuations against the U.S. dollar in the past, and may be subject to significant fluctuations in the future. Previous fluctuations or periods of relative stability in the exchange rate of the Canadian dollar and the U.S. dollar are not necessarily indicative of fluctuations or periods of relative stability in those rates that may occur over the term of the Notes linked to the common stock of Potash. The exchange rate between the Canadian dollar and the U.S. dollar is the result of the supply of, and the demand for, those currencies. Changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Canada and the United States, including economic and political developments in other countries. Of particular importance are rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in Canada and the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by Canada, the United States and other jurisdictions important to international trade and finance.

- **NO OWNERSHIP RIGHTS IN THE APPLICABLE REFERENCE STOCK** — As a holder of the notes, you will not have any ownership interest or rights in the applicable Reference Stock, such as voting rights or dividend payments. In addition, the applicable Reference Stock issuer will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the applicable Reference Stock and the notes.

- **NO AFFILIATION WITH THE REFERENCE STOCK ISSUERS** — We are not affiliated with the issuers of the Reference Stocks. We assume no responsibility for the adequacy of the information about the Reference Stock issuers contained in this pricing supplement or in product supplement no. 34-A-I. You should make your own investigation into the Reference Stocks and their issuers. We are not responsible for the Reference Stock issuers' public disclosure of information, whether contained in SEC filings or otherwise.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **HEDGING AND TRADING IN THE REFERENCE STOCKS** — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stocks or instruments related to such Reference Stock(s). We or our affiliates may also trade in the Reference Stocks or instruments related to Reference Stock(s) from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.

- **MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES** — In addition to the value of the applicable Reference Stock and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 34-A-I.

Public Information

All information contained herein on the Reference Stocks and on the Reference Stock issuers is derived from publicly available sources and is provided for informational purposes only. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC by a Reference Stock issuer pursuant to the Exchange Act can be located by reference to the SEC file number provided below and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete. See "The Reference Stock" beginning on page PS-16 of the accompanying product supplement no. 34-A-I for more information.

Bank of America Corporation ("Bank of America")

According to its publicly available filings with the SEC, Bank of America provides a diversified range of banking and non-banking financial services and products domestically and internationally. The common stock of Bank of America, par value $0.01 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Bank of America in the accompanying product supplement no. 34-A-I. Bank of America's SEC file number is 001-06523.

Historical Information of the Common Stock of Bank of America

The following graph sets forth the historical performance of the common stock of Bank of America based on the weekly closing price (in U.S. dollars) of the common stock of Bank of America from January 7, 2005 through June 25, 2010. The closing price of the common stock of Bank of America on June 25, 2010 was $15.42. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the price of the common stock of Bank of America has experienced significant fluctuations. The historical performance of the common stock of Bank of America should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of Bank of America during the term of the notes. We cannot give you assurance that the performance of the common stock of Bank of America will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Bank of America will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of Bank of America.



JPMorgan Structured Investments —
Reverse Exchangeable Notes Each Linked to the Common Stock of a Different Single Reference Stock Issuer

PS- 4

Examples of Hypothetical Payment at Maturity for a $1,000 Investment in the Notes Linked to the Common Stock of Bank of America

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes linked to the common stock of Bank of America, based on a range of hypothetical Final Share Prices of the Reference Stock and assuming that the closing price of the Reference Stock declines in the manner set forth in the columns titled "Hypothetical lowest closing price during the Monitoring Period" and "Hypothetical lowest closing price expressed as a percentage of Initial Share Price during the Monitoring Period." The numbers appearing in the following table and examples have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

- the Initial Share Price: $15.50
- the Interest Rate: 7.25% (equivalent to 14.50% per annum)
- the Protection Amount (in U.S. dollars): $3.10
- the Protection Amount: 20.00%

Hypothetical lowest closing price during the Monitoring Period	Hypothetical lowest closing price during the Monitoring Period expressed as a percentage of Initial Share Price	Hypothetical Final Share Price	Hypothetical Final Share Price expressed as a percentage of Initial Share Price	Payment at Maturity	Total Value of Payment Received at Maturity**
$15.50	100%	$31.00	200%	$1,000.00	$1,000.00
$7.75	50%	$16.28	105%	$1,000.00	$1,000.00
$15.50	100%	$15.50	100%	$1,000.00	$1,000.00
$12.40	80%	$12.40	80%	$1,000.00	$1,000.00
$7.75	50%	$14.73	95%	64 shares of the Reference Stock or the Cash Value thereof	$950.32
$7.75	50%	$7.75	50%	64 shares of the Reference Stock or the Cash Value thereof	$500.00
$3.88	25%	$3.88	25%	64 shares of the Reference Stock or the Cash Value thereof	$250.32
$0.00	0%	$0.00	0%	64 shares of the Reference Stock or the Cash Value thereof	$0.00

**Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either shares of the Reference Stock (or, at our election, the Cash Value thereof) or the principal amount of your note in cash. Also note that if you receive the Physical Delivery Amount, the total value of payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

The following examples illustrate how the total value of payments received at maturity set forth in the table above are calculated.

Example 1: The lowest closing price of the Reference Stock during the Monitoring Period was $7.75 but the Final Share Price is $16.28. Because the Final Share Price of $16.28 is greater than the Initial Share Price of $15.50, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The lowest closing price of the Reference Stock during the Monitoring Period was $7.75 and the Final Share Price is $14.73. Because the Final Share Price of $14.73 is less than the Initial Share Price of $15.50 and the closing price of the Reference Stock declined by more than the Protection Amount on at least one day during the Monitoring Period, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $14.73, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $950.32.

Example 3: The closing price of the Reference Stock does not decline, as compared with the Initial Share Price, by more than the Protection Amount on any day during the Monitoring Period prior to the Observation Date. However, the closing price of the Reference Stock on the Observation Date is $7.75, a decline of more than the Protection Amount. Because the Final Share Price of $7.75 is less than the Initial Share Price of $15.50 and the Final Share Price has declined by more than the Protection Amount, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $7.75, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $500.00.

Example 4: The Final Share Price of $12.40 is less than the Initial Share Price of $15.50 but does not decline by more than the Protection Amount and the closing price of the Reference Stock does not decline by more than the Protection Amount on any day during the Monitoring Period. Because the closing price of the Reference Stock has not declined by more than the Protection Amount, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $12.40 is less than the Initial Share Price of $15.50.

Regardless of the performance of the Reference Stock or the payment you receive at maturity, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of $72.50 over the term of the notes. The actual number of shares of the Reference Stock, or the Cash Value thereof, you may receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the Initial Share Price. On the Pricing Date, the Initial Share Price was $15.42, the Protection Amount was $3.084 and the Physical Delivery Amount was 64.8508 shares, in each case subject to adjustments.

JPMorgan Structured Investments —
Reverse Exchangeable Notes Each Linked to the Common Stock of a Different Single Reference Stock Issuer

PS- 5

Deere & Company ("Deere")

According to its publicly available filings with the SEC, Deere, through its subsidiaries, is engaged in the manufacture, distribution, and sale of agricultural equipment, commercial and consumer equipment and construction and forestry equipment. Deere also provides financing for sales and leases by dealers of new and used equipment. The common stock of Deere, par value $1.00 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Deere in the accompanying product supplement no. 34-A-I. Deere's SEC file number is 001-04121.

Historical Information of the Common Stock of Deere

The following graph sets forth the historical performance of the common stock of Deere based on the weekly closing price (in U.S. dollars) of the common stock of Deere from January 7, 2005 through June 25, 2010. The closing price of the common stock of Deere on June 25, 2010 was $59.86. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the price of the common stock of Deere has experienced significant fluctuations. The historical performance of the common stock of Deere should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of Deere during the term of the notes. We cannot give you assurance that the performance of the common stock of Deere will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Deere will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of Deere.



JPMorgan Structured Investments —
Reverse Exchangeable Notes Each Linked to the Common Stock of a Different Single Reference Stock Issuer

PS- 6

Examples of Hypothetical Payment at Maturity for a $1,000 Investment in the Notes Linked to the Common Stock of Deere

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes linked to the common stock of Deere, based on a range of hypothetical Final Share Prices of the Reference Stock and assuming that the closing price of the Reference Stock declines in the manner set forth in the columns titled "Hypothetical lowest closing price during the Monitoring Period" and "Hypothetical lowest closing price expressed as a percentage of Initial Share Price during the Monitoring Period." The numbers appearing in the following table and examples have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

- the Initial Share Price: $60.00
- the Interest Rate: 6.375% (equivalent to 12.75% per annum)
- the Protection Amount (in U.S. dollars): $12.00
- the Protection Amount: 20.00%

Hypothetical lowest closing price during the Monitoring Period	Hypothetical lowest closing price during the Monitoring Period expressed as a percentage of Initial Share Price	Hypothetical Final Share Price	Hypothetical Final Share Price expressed as a percentage of Initial Share Price	Payment at Maturity	Total Value of Payment Received at Maturity**
$60.00	100%	$120.00	200%	$1,000.00	$1,000.00
$30.00	50%	$63.00	105%	$1,000.00	$1,000.00
$60.00	100%	$60.00	100%	$1,000.00	$1,000.00
$48.00	80%	$48.00	80%	$1,000.00	$1,000.00
$30.00	50%	$57.00	95%	16 shares of the Reference Stock or the Cash Value thereof	$950.00
$30.00	50%	$30.00	50%	16 shares of the Reference Stock or the Cash Value thereof	$500.00
$15.00	25%	$15.00	25%	16 shares of the Reference Stock or the Cash Value thereof	$250.00
$0.00	0%	$0.00	0%	16 shares of the Reference Stock or the Cash Value thereof	$0.00

**Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either shares of the Reference Stock (or, at our election, the Cash Value thereof) or the principal amount of your note in cash. Also note that if you receive the Physical Delivery Amount, the total value of payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

The following examples illustrate how the total value of payments received at maturity set forth in the table above are calculated.

Example 1: The lowest closing price of the Reference Stock during the Monitoring Period was $30.00 but the Final Share Price is $63.00. Because the Final Share Price of $63.00 is greater than the Initial Share Price of $60.00, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The lowest closing price of the Reference Stock during the Monitoring Period was $30.00 and the Final Share Price is $57.00. Because the Final Share Price of $57.00 is less than the Initial Share Price of $60.00 and the closing price of the Reference Stock declined by more than the Protection Amount on at least one day during the Monitoring Period, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $57.00, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $950.00.

Example 3: The closing price of the Reference Stock does not decline, as compared with the Initial Share Price, by more than the Protection Amount on any day during the Monitoring Period prior to the Observation Date. However, the closing price of the Reference Stock on the Observation Date is $30.00, a decline of more than the Protection Amount. Because the Final Share Price of $30.00 is less than the Initial Share Price of $60.00 and the Final Share Price has declined by more than the Protection Amount, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $30.00, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $500.00.

Example 4: The Final Share Price of $48.00 is less than the Initial Share Price of $60.00 but does not decline by more than the Protection Amount and the closing price of the Reference Stock does not decline by more than the Protection Amount on any day during the Monitoring Period. Because the closing price of the Reference Stock has not declined by more than the Protection Amount, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $48.00 is less than the Initial Share Price of $60.00.

Regardless of the performance of the Reference Stock or the payment you receive at maturity, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of $63.75 over the term of the notes. The actual number of shares of the Reference Stock, or the Cash Value thereof, you may receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the Initial Share Price. On the Pricing Date, the Initial Share Price was $59.86, the Protection Amount was $11.972 and the Physical Delivery Amount was 16.7056 shares, in each case subject to adjustments.

JPMorgan Structured Investments —
Reverse Exchangeable Notes Each Linked to the Common Stock of a Different Single Reference Stock Issuer

PS- 7

The Dow Chemical Company ("Dow Chemical")

According to its publicly available filings with the SEC, Dow Chemical is engaged in the manufacture and sale of chemicals, plastic materials, agriculture and other spec. The common stock of Dow Chemical, par value $2.50 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Dow Chemical in the accompanying product supplement no. 34-A-I. Dow Chemical's SEC file number is 001-03433.

Historical Information of the Common Stock of Dow Chemical

The following graph sets forth the historical performance of the common stock of Dow Chemical based on the weekly closing price (in U.S. dollars) of the common stock of Dow Chemical from January 7, 2005 through June 25, 2010. The closing price of the common stock of Dow Chemical on June 25, 2010 was $25.33. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the price of the common stock of Dow Chemical has experienced significant fluctuations. The historical performance of the common stock of Dow Chemical should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of Dow Chemical during the term of the notes. We cannot give you assurance that the performance of the common stock of Dow Chemical will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Dow Chemical will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of Dow Chemical.



JPMorgan Structured Investments —
Reverse Exchangeable Notes Each Linked to the Common Stock of a Different Single Reference Stock Issuer

PS- 8

Examples of Hypothetical Payment at Maturity for a $1,000 Investment in the Notes Linked to the Common Stock of Dow Chemical

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes linked to the common stock of Dow Chemical, based on a range of hypothetical Final Share Prices of the Reference Stock and assuming that the closing price of the Reference Stock declines in the manner set forth in the columns titled "Hypothetical lowest closing price during the Monitoring Period" and "Hypothetical lowest closing price expressed as a percentage of Initial Share Price during the Monitoring Period." The numbers appearing in the following table and examples have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

- the Initial Share Price: $25.50
- the Interest Rate: 8.00% (equivalent to 16.00% per annum)
- the Protection Amount (in U.S. dollars): $6.38
- the Protection Amount: 25.00%

Hypothetical lowest closing price during the Monitoring Period	Hypothetical lowest closing price during the Monitoring Period expressed as a percentage of Initial Share Price	Hypothetical Final Share Price	Hypothetical Final Share Price expressed as a percentage of Initial Share Price	Payment at Maturity	Total Value of Payment Received at Maturity**
$25.50	100%	$51.00	200%	$1,000.00	$1,000.00
$12.75	50%	$26.78	105%	$1,000.00	$1,000.00
$25.50	100%	$25.50	100%	$1,000.00	$1,000.00
$19.12	75%	$19.12	75%	$1,000.00	$1,000.00
$12.75	50%	$24.23	95%	39 shares of the Reference Stock or the Cash Value thereof	$950.20
$12.75	50%	$12.75	50%	39 shares of the Reference Stock or the Cash Value thereof	$500.00
$6.38	25%	$6.38	25%	39 shares of the Reference Stock or the Cash Value thereof	$250.20
$0.00	0%	$0.00	0%	39 shares of the Reference Stock or the Cash Value thereof	$0.00

**Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either shares of the Reference Stock (or, at our election, the Cash Value thereof) or the principal amount of your note in cash. Also note that if you receive the Physical Delivery Amount, the total value of payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

The following examples illustrate how the total value of payments received at maturity set forth in the table above are calculated.

Example 1: The lowest closing price of the Reference Stock during the Monitoring Period was $12.75 but the Final Share Price is $26.78. Because the Final Share Price of $26.78 is greater than the Initial Share Price of $25.50, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The lowest closing price of the Reference Stock during the Monitoring Period was $12.75 and the Final Share Price is $24.23. Because the Final Share Price of $24.23 is less than the Initial Share Price of $25.50 and the closing price of the Reference Stock declined by more than the Protection Amount on at least one day during the Monitoring Period, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $24.23, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $950.20.

Example 3: The closing price of the Reference Stock does not decline, as compared with the Initial Share Price, by more than the Protection Amount on any day during the Monitoring Period prior to the Observation Date. However, the closing price of the Reference Stock on the Observation Date is $12.75, a decline of more than the Protection Amount. Because the Final Share Price of $12.75 is less than the Initial Share Price of $25.50 and the Final Share Price has declined by more than the Protection Amount, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $12.75, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $500.00.

Example 4: The Final Share Price of $19.12 is less than the Initial Share Price of $25.50 but does not decline by more than the Protection Amount and the closing price of the Reference Stock does not decline by more than the Protection Amount on any day during the Monitoring Period. Because the closing price of the Reference Stock has not declined by more than the Protection Amount, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $19.12 is less than the Initial Share Price of $25.50.

Regardless of the performance of the Reference Stock or the payment you receive at maturity, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of $80.00 over the term of the notes. The actual number of shares of the Reference Stock, or the Cash Value thereof, you may receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the Initial Share Price. On the Pricing Date, the Initial Share Price was $25.33, the Protection Amount was $6.3325 and the Physical Delivery Amount was 39.4789 shares, in each case subject to adjustments.

JPMorgan Structured Investments —
Reverse Exchangeable Notes Each Linked to the Common Stock of a Different Single Reference Stock Issuer

PS- 9

The Goldman Sachs Group, Inc. ("Goldman Sachs")

According to its publicly available filings with the SEC, Goldman Sachs is a global investment banking, securities and investment management firm that provides a wide range of services worldwide to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals. The common stock of Goldman Sachs, par value $0.01 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Goldman Sachs in the accompanying product supplement no. 34-A-I. Goldman Sachs's SEC file number is 001-14965.

Historical Information of the Common Stock of Goldman Sachs

The following graph sets forth the historical performance of the common stock of Goldman Sachs based on the weekly closing price (in U.S. dollars) of the common stock of Goldman Sachs from January 7, 2005 through June 25, 2010. The closing price of the common stock of Goldman Sachs on June 25, 2010 was $139.66. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the price of the common stock of Goldman Sachs has experienced significant fluctuations. The historical performance of the common stock of Goldman Sachs should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of Goldman Sachs during the term of the notes. We cannot give you assurance that the performance of the common stock of Goldman Sachs will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Goldman Sachs will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of Goldman Sachs.



JPMorgan Structured Investments —
Reverse Exchangeable Notes Each Linked to the Common Stock of a Different Single Reference Stock Issuer

PS- 10

Examples of Hypothetical Payment at Maturity for a $1,000 Investment in the Notes Linked to the Common Stock of Goldman Sachs

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes linked to the common stock of Goldman Sachs, based on a range of hypothetical Final Share Prices of the Reference Stock and assuming that the closing price of the Reference Stock declines in the manner set forth in the columns titled "Hypothetical lowest closing price during the Monitoring Period" and "Hypothetical lowest closing price expressed as a percentage of Initial Share Price during the Monitoring Period." The numbers appearing in the following table and examples have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

- the Initial Share Price: $140.00
- the Interest Rate: 6.375% (equivalent to 12.75% per annum)
- the Protection Amount (in U.S. dollars): $35.00
- the Protection Amount: 25.00%

Hypothetical lowest closing price during the Monitoring Period	Hypothetical lowest closing price during the Monitoring Period expressed as a percentage of Initial Share Price	Hypothetical Final Share Price	Hypothetical Final Share Price expressed as a percentage of Initial Share Price	Payment at Maturity	Total Value of Payment Received at Maturity**
$140.00	100%	$280.00	200%	$1,000.00	$1,000.00
$70.00	50%	$147.00	105%	$1,000.00	$1,000.00
$140.00	100%	$140.00	100%	$1,000.00	$1,000.00
$105.00	75%	$105.00	75%	$1,000.00	$1,000.00
$70.00	50%	$133.00	95%	7 shares of the Reference Stock or the Cash Value thereof	$950.00
$70.00	50%	$70.00	50%	7 shares of the Reference Stock or the Cash Value thereof	$500.00
$35.00	25%	$35.00	25%	7 shares of the Reference Stock or the Cash Value thereof	$250.00
$0.00	0%	$0.00	0%	7 shares of the Reference Stock or the Cash Value thereof	$0.00

**Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either shares of the Reference Stock (or, at our election, the Cash Value thereof) or the principal amount of your note in cash. Also note that if you receive the Physical Delivery Amount, the total value of payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

The following examples illustrate how the total value of payments received at maturity set forth in the table above are calculated.

Example 1: The lowest closing price of the Reference Stock during the Monitoring Period was $70.00 but the Final Share Price is $147.00. Because the Final Share Price of $147.00 is greater than the Initial Share Price of $140.00, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The lowest closing price of the Reference Stock during the Monitoring Period was $70.00 and the Final Share Price is $133.00. Because the Final Share Price of $133.00 is less than the Initial Share Price of $140.00 and the closing price of the Reference Stock declined by more than the Protection Amount on at least one day during the Monitoring Period, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $133.00, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $950.00.

Example 3: The closing price of the Reference Stock does not decline, as compared with the Initial Share Price, by more than the Protection Amount on any day during the Monitoring Period prior to the Observation Date. However, the closing price of the Reference Stock on the Observation Date is $70.00, a decline of more than the Protection Amount. Because the Final Share Price of $70.00 is less than the Initial Share Price of $140.00 and the Final Share Price has declined by more than the Protection Amount, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $70.00, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $500.00.

Example 4: The Final Share Price of $105.00 is less than the Initial Share Price of $140.00 but does not decline by more than the Protection Amount and the closing price of the Reference Stock does not decline by more than the Protection Amount on any day during the Monitoring Period. Because the closing price of the Reference Stock has not declined by more than the Protection Amount, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $105.00 is less than the Initial Share Price of $140.00.

Regardless of the performance of the Reference Stock or the payment you receive at maturity, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of $63.75 over the term of the notes. The actual number of shares of the Reference Stock, or the Cash Value thereof, you may receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the Initial Share Price. On the Pricing Date, the Initial Share Price was $139.66, the Protection Amount was $34.915 and the Physical Delivery Amount was 7.1602 shares, in each case subject to adjustments.

Joy Global Inc. ("Joy Global")

According to its publicly available filings with the SEC, Joy Global is a leading manufacturer and servicer of high productivity mining equipment for the extraction of coal and other minerals and ores. The common stock of Joy Global, par value $1.00 per share, is listed on The NASDAQ Stock Market, which we refer to as the Relevant Exchange for purposes of Joy Global in the accompanying product supplement no. 34-A-I. Joy Global's SEC file number is 001-09299.

Historical Information of the Common Stock of Joy Global

The following graph sets forth the historical performance of the common stock of Joy Global based on the weekly closing price (in U.S. dollars) of the common stock of Joy Global from January 7, 2005 through June 25, 2010. The closing price of the common stock of Joy Global on June 25, 2010 was $55.94. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the price of the common stock of Joy Global has experienced significant fluctuations. The historical performance of the common stock of Joy Global should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of Joy Global during the term of the notes. We cannot give you assurance that the performance of the common stock of Joy Global will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Joy Global will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of Joy Global.



JPMorgan Structured Investments —
Reverse Exchangeable Notes Each Linked to the Common Stock of a Different Single Reference Stock Issuer

PS- 12

Examples of Hypothetical Payment at Maturity for a $1,000 Investment in the Notes Linked to the Common Stock of Joy Global

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes linked to the common stock of Joy Global, based on a range of hypothetical Final Share Prices of the Reference Stock and assuming that the closing price of the Reference Stock declines in the manner set forth in the columns titled "Hypothetical lowest closing price during the Monitoring Period" and "Hypothetical lowest closing price expressed as a percentage of Initial Share Price during the Monitoring Period." The numbers appearing in the following table and examples have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

- the Initial Share Price: $56.00
- the Interest Rate: 10.50% (equivalent to 21.00% per annum)
- the Protection Amount (in U.S. dollars): $11.20
- the Protection Amount: 20.00%

Hypothetical lowest closing price during the Monitoring Period	Hypothetical lowest closing price during the Monitoring Period expressed as a percentage of Initial Share Price	Hypothetical Final Share Price	Hypothetical Final Share Price expressed as a percentage of Initial Share Price	Payment at Maturity	Total Value of Payment Received at Maturity**
$56.00	100%	$112.00	200%	$1,000.00	$1,000.00
$28.00	50%	$58.80	105%	$1,000.00	$1,000.00
$56.00	100%	$56.00	100%	$1,000.00	$1,000.00
$44.80	80%	$44.80	80%	$1,000.00	$1,000.00
$28.00	50%	$53.20	95%	17 shares of the Reference Stock or the Cash Value thereof	$950.00
$28.00	50%	$28.00	50%	17 shares of the Reference Stock or the Cash Value thereof	$500.00
$14.00	25%	$14.00	25%	17 shares of the Reference Stock or the Cash Value thereof	$250.00
$0.00	0%	$0.00	0%	17 shares of the Reference Stock or the Cash Value thereof	$0.00

**Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either shares of the Reference Stock (or, at our election, the Cash Value thereof) or the principal amount of your note in cash. Also note that if you receive the Physical Delivery Amount, the total value of payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

The following examples illustrate how the total value of payments received at maturity set forth in the table above are calculated.

Example 1: The lowest closing price of the Reference Stock during the Monitoring Period was $28.00 but the Final Share Price is $58.80. Because the Final Share Price of $58.80 is greater than the Initial Share Price of $56.00, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The lowest closing price of the Reference Stock during the Monitoring Period was $28.00 and the Final Share Price is $53.20. Because the Final Share Price of $53.20 is less than the Initial Share Price of $56.00 and the closing price of the Reference Stock declined by more than the Protection Amount on at least one day during the Monitoring Period, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $53.20, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $950.00.

Example 3: The closing price of the Reference Stock does not decline, as compared with the Initial Share Price, by more than the Protection Amount on any day during the Monitoring Period prior to the Observation Date. However, the closing price of the Reference Stock on the Observation Date is $28.00, a decline of more than the Protection Amount. Because the Final Share Price of $28.00 is less than the Initial Share Price of $56.00 and the Final Share Price has declined by more than the Protection Amount, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $28.00, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $500.00.

Example 4: The Final Share Price of $44.80 is less than the Initial Share Price of $56.00 but does not decline by more than the Protection Amount and the closing price of the Reference Stock does not decline by more than the Protection Amount on any day during the Monitoring Period. Because the closing price of the Reference Stock has not declined by more than the Protection Amount, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $44.80 is less than the Initial Share Price of $56.00.

Regardless of the performance of the Reference Stock or the payment you receive at maturity, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of $105.00 over the term of the notes. The actual number of shares of the Reference Stock, or the Cash Value thereof, you may receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the Initial Share Price. On the Pricing Date, the Initial Share Price was $55.94, the Protection Amount was $11.188 and the Physical Delivery Amount was 17.8763 shares, in each case subject to adjustments.

JPMorgan Structured Investments —
Reverse Exchangeable Notes Each Linked to the Common Stock of a Different Single Reference Stock Issuer

PS- 13

Potash Corporation of Saskatchewan Inc. ("Potash")

According to its publicly available filings with the SEC, Potash, a Canadian company, is the one of the world's largest integrated fertilizer and related industrial and feed products company. The common stock of Potash, no par value, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Potash in the accompanying product supplement no. 34-A-I. Potash's SEC file number is 001-10351.

Historical Information of the Common Stock of Potash

The following graph sets forth the historical performance of the common stock of Potash based on the weekly closing price (in U.S. dollars) of the common stock of Potash from January 7, 2005 through June 25, 2010. The closing price of the common stock of Potash on June 25, 2010 was $95.21. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the price of the common stock of Potash has experienced significant fluctuations. The historical performance of the common stock of Potash should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of Potash during the term of the notes. We cannot give you assurance that the performance of the common stock of Potash will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Potash will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of Potash.



JPMorgan Structured Investments —
Reverse Exchangeable Notes Each Linked to the Common Stock of a Different Single Reference Stock Issuer

PS- 14

Examples of Hypothetical Payment at Maturity for a $1,000 Investment in the Notes Linked to the Common Stock of Potash

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes linked to the common stock of Potash, based on a range of hypothetical Final Share Prices of the Reference Stock and assuming that the closing price of the Reference Stock declines in the manner set forth in the columns titled "Hypothetical lowest closing price during the Monitoring Period" and "Hypothetical lowest closing price expressed as a percentage of Initial Share Price during the Monitoring Period." The numbers appearing in the following table and examples have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

- the Initial Share Price: $95.00
- the Interest Rate: 6.25% (equivalent to 12.50% per annum)
- the Protection Amount (in U.S. dollars): $19.00
- the Protection Amount: 20.00%

Hypothetical lowest closing price during the Monitoring Period	Hypothetical lowest closing price during the Monitoring Period expressed as a percentage of Initial Share Price	Hypothetical Final Share Price	Hypothetical Final Share Price expressed as a percentage of Initial Share Price	Payment at Maturity	Total Value of Payment Received at Maturity**
$95.00	100%	$190.00	200%	$1,000.00	$1,000.00
$47.50	50%	$99.75	105%	$1,000.00	$1,000.00
$95.00	100%	$95.00	100%	$1,000.00	$1,000.00
$76.00	80%	$76.00	80%	$1,000.00	$1,000.00
$47.50	50%	$90.25	95%	10 shares of the Reference Stock or the Cash Value thereof	$950.00
$47.50	50%	$47.50	50%	10 shares of the Reference Stock or the Cash Value thereof	$500.00
$23.75	25%	$23.75	25%	10 shares of the Reference Stock or the Cash Value thereof	$250.00
$0.00	0%	$0.00	0%	10 shares of the Reference Stock or the Cash Value thereof	$0.00

**Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either shares of the Reference Stock (or, at our election, the Cash Value thereof) or the principal amount of your note in cash. Also note that if you receive the Physical Delivery Amount, the total value of payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

The following examples illustrate how the total value of payments received at maturity set forth in the table above are calculated.

Example 1: The lowest closing price of the Reference Stock during the Monitoring Period was $47.50 but the Final Share Price is $99.75. Because the Final Share Price of $99.75 is greater than the Initial Share Price of $95.00, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The lowest closing price of the Reference Stock during the Monitoring Period was $47.50 and the Final Share Price is $90.25. Because the Final Share Price of $90.25 is less than the Initial Share Price of $95.00 and the closing price of the Reference Stock declined by more than the Protection Amount on at least one day during the Monitoring Period, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $90.25, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $950.00.

Example 3: The closing price of the Reference Stock does not decline, as compared with the Initial Share Price, by more than the Protection Amount on any day during the Monitoring Period prior to the Observation Date. However, the closing price of the Reference Stock on the Observation Date is $47.50, a decline of more than the Protection Amount. Because the Final Share Price of $47.50 is less than the Initial Share Price of $95.00 and the Final Share Price has declined by more than the Protection Amount, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $47.50, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $500.00.

Example 4: The Final Share Price of $76.00 is less than the Initial Share Price of $95.00 but does not decline by more than the Protection Amount and the closing price of the Reference Stock does not decline by more than the Protection Amount on any day during the Monitoring Period. Because the closing price of the Reference Stock has not declined by more than the Protection Amount, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $76.00 is less than the Initial Share Price of $95.00.

Regardless of the performance of the Reference Stock or the payment you receive at maturity, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of $62.50 over the term of the notes. The actual number of shares of the Reference Stock, or the Cash Value thereof, you may receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the Initial Share Price. On the Pricing Date, the Initial Share Price was $95.21, the Protection Amount was $19.042 and the Physical Delivery Amount was 10.5031 shares, in each case subject to adjustments.

JPMorgan Structured Investments —
Reverse Exchangeable Notes Each Linked to the Common Stock of a Different Single Reference Stock Issuer

PS- 15

Whole Foods Market, Inc. ("Whole Foods")

According to its publicly available filings with the SEC, Whole Foods is the world's leading natural and organic foods supermarket and America's first national "Certified Organic" grocer. The common stock of Whole Foods, no par value, is listed on The NASDAQ Stock Market, which we refer to as the Relevant Exchange for purposes of Whole Foods in the accompanying product supplement no. 34-A-I. Whole Foods' SEC file number is 000-19797.

Historical Information of the Common Stock of Whole Foods

The following graph sets forth the historical performance of the common stock of Whole Foods based on the weekly closing price (in U.S. dollars) of the common stock of Whole Foods from January 7, 2005 through June 25, 2010. The closing price of the common stock of Whole Foods on June 25, 2010 was $38.69. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the price of the common stock of Whole Foods has experienced significant fluctuations. The historical performance of the common stock of Whole Foods should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of Whole Foods during the term of the notes. We cannot give you assurance that the performance of the common stock of Whole Foods will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Whole Foods will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of Whole Foods.



JPMorgan Structured Investments —
Reverse Exchangeable Notes Each Linked to the Common Stock of a Different Single Reference Stock Issuer

PS- 16

Examples of Hypothetical Payment at Maturity for a $1,000 Investment in the Notes Linked to the Common Stock of Whole Foods

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes linked to the common stock of Whole Foods, based on a range of hypothetical Final Share Prices of the Reference Stock and assuming that the closing price of the Reference Stock declines in the manner set forth in the columns titled "Hypothetical lowest closing price during the Monitoring Period" and "Hypothetical lowest closing price expressed as a percentage of Initial Share Price during the Monitoring Period." The numbers appearing in the following table and examples have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

- the Initial Share Price: $39.00
- the Interest Rate: 7.00% (equivalent to 14.00% per annum)
- the Protection Amount (in U.S. dollars): $7.80
- the Protection Amount: 20.00%

Hypothetical lowest closing price during the Monitoring Period	Hypothetical lowest closing price during the Monitoring Period expressed as a percentage of Initial Share Price	Hypothetical Final Share Price	Hypothetical Final Share Price expressed as a percentage of Initial Share Price	Payment at Maturity	Total Value of Payment Received at Maturity**
$39.00	100%	$78.00	200%	$1,000.00	$1,000.00
$19.50	50%	$40.95	105%	$1,000.00	$1,000.00
$39.00	100%	$39.00	100%	$1,000.00	$1,000.00
$31.20	80%	$31.20	80%	$1,000.00	$1,000.00
$19.50	50%	$37.05	95%	25 shares of the Reference Stock or the Cash Value thereof	$950.00
$19.50	50%	$19.50	50%	25 shares of the Reference Stock or the Cash Value thereof	$500.00
$9.75	25%	$9.75	25%	25 shares of the Reference Stock or the Cash Value thereof	$250.00
$0.00	0%	$0.00	0%	25 shares of the Reference Stock or the Cash Value thereof	$0.00

**Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either shares of the Reference Stock (or, at our election, the Cash Value thereof) or the principal amount of your note in cash. Also note that if you receive the Physical Delivery Amount, the total value of payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

The following examples illustrate how the total value of payments received at maturity set forth in the table above are calculated.

Example 1: The lowest closing price of the Reference Stock during the Monitoring Period was $19.50 but the Final Share Price is $40.95. Because the Final Share Price of $40.95 is greater than the Initial Share Price of $39.00, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The lowest closing price of the Reference Stock during the Monitoring Period was $19.50 and the Final Share Price is $37.05. Because the Final Share Price of $37.05 is less than the Initial Share Price of $39.00 and the closing price of the Reference Stock declined by more than the Protection Amount on at least one day during the Monitoring Period, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $37.05, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $950.00.

Example 3: The closing price of the Reference Stock does not decline, as compared with the Initial Share Price, by more than the Protection Amount on any day during the Monitoring Period prior to the Observation Date. However, the closing price of the Reference Stock on the Observation Date is $19.50, a decline of more than the Protection Amount. Because the Final Share Price of $19.50 is less than the Initial Share Price of $39.00 and the Final Share Price has declined by more than the Protection Amount, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $19.50, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $500.00.

Example 4: The Final Share Price of $31.20 is less than the Initial Share Price of $39.00 but does not decline by more than the Protection Amount and the closing price of the Reference Stock does not decline by more than the Protection Amount on any day during the Monitoring Period. Because the closing price of the Reference Stock has not declined by more than the Protection Amount, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $31.20 is less than the Initial Share Price of $39.00.

Regardless of the performance of the Reference Stock or the payment you receive at maturity, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of $70.00 over the term of the notes. The actual number of shares of the Reference Stock, or the Cash Value thereof, you may receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the Initial Share Price. On the Pricing Date, the Initial Share Price was $38.69, the Protection Amount was $7.738 and the Physical Delivery Amount was 25.8465 shares, in each case subject to adjustments.

JPMorgan Structured Investments —
Reverse Exchangeable Notes Each Linked to the Common Stock of a Different Single Reference Stock Issuer

PS- 17

Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMSI, the agent for this offering. The net proceeds received from the sale of notes will be used, in part, by JPMSI or one of its affiliates in connection with hedging our obligations under the notes. In accordance with NASD Rule 2720, JPMSI may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.